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EXHIBIT 5.2

                      [LETTERHEAD OF CERVANTES-QUIJANO. S.C.]

July 5, 2001

Mervyn Phelan
Senior Care Industries, Inc.
410 Broadway
Laguna Beach, CA 92651

Dear Mr. Phelan,

         Reference is made to contract for deed for 650 acres of land identified as the Hills of Baja Mar, executed on April 30th, 2001, between Senior Care International, S.A. de C.V. and Planificacion y Desarrollo Regional Jatay, S.A. de C.V., (hereinafter the "PROPERTY"). In such respect, we have been requested to provide you with a legal opinion on such contracts .

         In rendering the opinions expressed below, we have examined copies or forms of the documents set forth below:

1. Copy of the Contract for deed for 650 acres of land identified as the Hills of Baja Mar, executed on April 30th, 2001, by and between Senior Care International, S.A. de C.V. and Planificacion y Desarrollo Regional Jatay, S.A. de C.V.

2. Copy of the bylaws of Planificacion y Desarrollo Regional Jatay, S.A. de
C.V.;

3. Copy of the Trust Agreement in which Planificacion y Desarrollo Regional Jatay, S.A. de C.V. is granted beneficiary rights to the PROPERTY, and

4. Copy of the incorporation documentation of Senior Care International, S.A. de C.V.

         Based upon the foregoing, we are of the opinion that:

         1.- That such contract was executed on behalf of Planificacion y Desarrollo Regional Jatay, S.A. de C.V., by Mr. Michael Sunstein who is the legal representative of such company.

         2.- That under Mexican law Senior Care International, S.A. de C.V., is a legal entity in Mexico, and any documents which it executes are valid.

         3.- That the Contract for deed for the Hills of Baja Mar identifies the PROPERTY and establishes a price for such, and in accordance with Mexican Law, this is sufficient for such contract to be binding between the parties.

         4.- In view of the above, it is our opinion that the Contract for deed is a legally binding document for both Senior Care International, S.A. de C.V. and Planificacion y Desarrollo Regional Jatay, S.A. de C.V

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         Consequently, although the rights to the PROPERTY will not pass until the transfer is formalized before a Notary Public, Senior Care International, S.A. de C.V. has the rights on the PROPERTY, as established in the Trust Agreement referred to above, and can legally cause Planificacion y Desarrollo Regional Jatay, S.A. de C.V to transfer its beneficiary rights to the PROPERTY to it or to its assignee.

         Our opinion is limited to the laws of Mexico and to the legal status of the PROPERTY and in no way do we express any opinion with respect to the laws of any other jurisdiction.

         This opinion is based upon currently existing statutes, rules, regulations and judicial decisions and the facts as we know or have explicitly assumed them to be. This opinion is rendered as of the date hereof, and it applies only to the matters expressly stated herein and no opinion should be inferred as to any other matter.

Truly yours, Cervantes-Quijano, S.C.

S/ Fernando Cervantes Guajardo
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Fernando Cervantes Guajardo